United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of

July 2004

Valley of the Rio Doce Company

(Translation of Registrant’s name into English)

Avenida Graça Aranha, No. 26
20005-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☑ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

CVRD Focus on Corporate Social Responsibility

Rio de Janeiro, July 8, 2004 – Companhia Vale do Rio Doce (CVRD) informs that its subsidiary, Rio Doce Manganese Norway AS (RDMN), a ferroalloy producer located in Mo I Rana, Norway, has been recommended by BVQI – Bureau Veritas Quality International for two international certifications: ISO 9001, for quality in production and OHSAS 18001, for health and safety in workplace.

RDMN, formerly Elkem Rana, was acquired by CVRD in February 2003. Its industrial plant saw a deep restructuring, including its conversion into a manganese ferroalloy producer. Nowadays, both of its furnaces are running at full capacity, producing 110,000 tons of high carbon ferro manganese and silicon manganese alloys per year.

These certifications are part of a wider program of international certifications for CVRD’s operational units. All iron ore and manganese mines, maritime terminals, the Tubarão pelletizing plants, GIIC (a pelletizing company located in Bahrain), RDME (a ferroalloy producer located in Dunkerque, France), Albras and Alunorte have ISO 14001 certification, for excellence in environmental protection. GIIC, Albras and Alunorte also hold ISO 9001 for product quality. Furthermore, Albras, Alunorte and RDME hold the OHSAS 18001 certification.

CVRD considers corporate social responsibility fundamental to maintain its competitiveness in the long term. As a result, it develops initiatives to create opportunities for economic and social mobility in the communities living nearby its operation sites. The Company invests a substantial amount of resources in environmental protection, health and work safety. At the same time, CVRD dedicates special attention to the quality of its products.

For further information, please contact:
Roberto Castello Branco: roberto.castello.branco@cvrd.com.br +55-21-3814-4540
Rafael Campos: rafael.campos@cvrd.com.br +55-21-3814-4353
Barbara Geluda: barbara.geluda@cvrd.com.br +55-21-3814-4557
Daniela Tinoco: daniela.tinoco@cvrd.com.br +55-21-3814-4946
Eduardo Mello Franco: eduardo.mello.franco@cvrd.com.br +55-21-3814-9849
Rafael Azevedo: rafael.azevedo@cvrd.com.br +55-21-3814-4700

This press release may contain statements that express management’s expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD’s actual results to differ from expectations reflected in forward-looking statements, please see CVRD’s reports filed with the Brazilian Comissão de Valores Mobiliários and the U.S. Securities and Exchange Commission.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)
Date: July 9, 2004	By:	/s/ Fabio de Oliveira Barbosa
Fabio de Oliveira Barbosa
Chief Financial Officer